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                                                                    Exhibit 12.2

                               SEMCO ENERGY, Inc.
      Ratio of Earnings to Combined Fixed Charges and Preference Dividends
                             (Thousands of Dollars)

                                                                    Year Ended December 31,
                                                   --------------------------------------------------------
               Description                           2004      2003 (b)    2002 (b)    2001 (b)    2000 (b)
------------------------------------------------   --------    --------    --------    --------    --------
Earning as defined (a)
Income (loss) before income taxes, dividends
     on trust preferred securities, discon-
     tinued operations & extraordinary items       $  3,689    $   (864)   $ 33,777    $ 21,338    $ 30,375
Fixed charges as defined                             45,262      47,208      43,956      44,142      41,778
Add distributed earnings of equity investees            772       1,117       1,154         873       1,337
Less reported earnings of equity investees           (1,755)     (1,604)     (1,506)     (1,356)     (1,363)
Less preference securities dividend require-
     ments of consolidated subsidiaries                   0      (6,616)    (13,232)    (13,235)     (7,699)
                                                   --------    --------    --------    --------    --------

     Earnings as defined                           $ 47,968    $ 39,241    $ 64,149    $ 51,762    $ 64,428

Fixed charges as defined (a)
Interest expensed and capitalized                  $ 40,663    $ 37,316    $ 29,817    $ 30,044    $ 31,454
Amortization of debt costs and debt
     basis adjustments                                3,630       2,369         158          27       1,865
Estimate of Interest within rental expense              969         907         749         836         760
Preference securities dividend requirements
     of consolidated subsidiaries                         0       6,616      13,232      13,235       7,699
                                                   --------    --------    --------    --------    --------

     Fixed charges as defined                      $ 45,262    $ 47,208    $ 43,956    $ 44,142    $ 41,778

Preference dividends as defined (a)                $  6,135    $      -    $      -    $      -    $      -

                                                   --------    --------    --------    --------    --------
Combined fixed charges and preference
    dividends                                      $ 51,397    $ 47,208    $ 43,956    $ 44,142    $ 41,778

Ratio of earnings to combined fixed
    charges and preference dividends                     (c)         (d)       1.46        1.17        1.54
                                                   ========    ========    ========    ========    ========

Notes:

(a) "Earnings", "fixed charges" and "preference dividends" as defined in instructions for Item 503 of Regulation S-K.

(b) In 2004, the Company began accounting for its construction services business as a discontinued operation and, for financial statement purposes, reclassified prior periods accordingly. The calculations of the ratios of earnings to fixed charges for periods prior to 2004 have been adjusted to reflect the reclassifications to these prior periods.

(c) For 2004, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $3.4 million

(d) For 2003, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $8.0 million